12011228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 21 2012
Washington, DC
123

SEC FILE NUMBER
8- 48402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
ThomasLloyd Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 Bedford Road
(No. and Street)

Pleasantville (City) NY (State) 10570 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Lavelle (914) 433-3376
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela Lavelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThomasLloyd Capital LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ThomasLloyd Capital LLC
Financial Statement
December 31, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ThomasLloyd Capital LLC
Financial Statement
December 31, 2011

ThomasLloyd Capital LLC
TABLE OF CONTENTS
December 31, 2011

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
ThomasLloyd Capital LLC

We have audited the accompanying statement of financial condition of ThomasLloyd Capital LLC. (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ThomasLloyd Capital LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Abington, Pennsylvania
February 15, 2012

Sanville & Company

ThomasLloyd Capital LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	30,515
Accounts receivable		173,917
Prepaid expenses		3,992
Total assets	$	208,424
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	17,155
Total liabilities		17,155
Commitments and contingent liabilities		
Member's equity		
Member's equity		191,269
Total member's equity		191,269
Total liabilities and member's equity	$	208,424

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

ThomasLloyd Capital LLC ("the Company"), a wholly-owned subsidiary of ThomasLloyd Global Asset Management (Americas), LLC (the Parent), is a broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and The Financial Industry Regulatory Authority (FINRA). The Company has agreed to limit its business to corporate finance and investment banking activities. The Company does receive trail commissions from mutual fund products. The Company is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity. The Company is organized as a limited liability company in the State of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Periodically during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking Revenue - Investment banking revenue is recorded upon the close of the related transaction.

Concentration of Credit Risk - The Company is engaged in various investment banking, trading, and brokerage activities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes - The Company is a Delaware limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. Under this election, the taxable income or loss is taxed directly to the member. Accordingly, the Company records no provision for federal income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2011 the Company did not have liability for unrecognized tax benefits.

Accounting Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent events - Management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements

3. RELATED PARTY

The Company has a new expense sharing agreement with the Parent effective April 19, 2011 whereby the Parent or an affiliate of the Company pay the operating expenses of the Company. All operating expenses paid by the Parent or an affiliate that are attributable to the Company which are not reflected in the Company's financial statements will be recorded by the Company on a separate schedule of costs and maintained pursuant to SEC Rule 17a-4.

4. WARRANTS

During 2008, the Company received stock warrants of a privately-owned company, valued at zero, as part of an investment banking deal. The warrants expire at various dates through September 2013. At December 31, 2011, the Company believes that the warrants have no value and, accordingly, have reflected then at zero in the accompanying financial statements.

5. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital was $12,399 which was $7,399 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 1.38 to 1.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company has no customer accounts.

ThomasLloyd Capital LLC
SIPC Agreed Upon Procedures
December 31, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ThomasLloyd Capital LLC
SIPC Agreed Upon Procedures
December 31, 2011

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with Securities and Exchange Commission simultaneously herewith as a Public Document.

ThomasLloyd Capital LLC
TABLE OF CONTENTS
December 31, 2011

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 48402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 21 2012

Washington DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
ThomasLloyd Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 Bedford Road
(No. and Street)

Pleasantville	NY	10570
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Lavelle (914) 433-3376
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela Lavelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThomasLloyd Capital LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member and Management of
ThomasLloyd Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011 which were agreed to by ThomasLloyd Capital LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating ThomasLloyd Capital LLC's compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year than ended, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 15, 2012

Sanville & Company

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1 7a-5:

ThomasLloyd Capital LLC
427 Bedford Road
Pleasantville, NY 10570

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Angela Lavelle 914.433.3376

2. A. General assessment [item 2e from page 2] $ 2,433

B. Less payment made with SIPC-6 (exclude interest) 558

October 27, 2011
Date Paid

C. Less prior overpayment applied 267

D. Assessment balance due 1,608

E. Interest computed on late payment (see instructions E) for____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,608

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,608

H. Overpayment carried forward $

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ______ day of ____________, ______

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 2011

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		973,100
2b. Additions:		
(1)Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2)Net loss from principal transactions in securities in trading accounts.		
(3)Net loss from principal transactions in commodities in trading accounts.		
(4)Interest and dividend expense deducted in determining item 2a.		
(5)Net loss from management of or participation in the underwriting or distribution of securities.		
(6)Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7)Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1)Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2)Revenues from commodity transactions.		
(3)Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4)Reimbursements for postage in connection with proxy solicitation.		
(5)Net gain from securities in investment accounts.		
(6)100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7)Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 1 6(9)(L) of the Act).		
(8)Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.		
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).		
Enter the greater of line (i) or (ii)		
Total deductions		0
2d.SIPC Net Operating Revenues	$	973,100
2e.General Assessment @ .0025	$	2,433